UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-35722

TAOPING INC.

(Translation of registrant’s name into English)

21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

On June 9, 2021, Taoping Inc. (the “Company”) acquired all of the equity interests in Taoping New Media Co., Ltd. (“TNM”), a limited liability company organized under the laws of People’s Republic of China. In exchange, the Company issued 1,213,630 ordinary shares to the shareholders of TNM, among which 614,369 ordinary shares were issued to Mr. Jianghuai Lin, the Chairman and Chief Executive Officer of the Company, who owned approximately 50.6% of TNM (the “Acquisition”). A detailed description of the Acquisition appears in the Company’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 19, 2021.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (No. 333-211363 and No. 333-256600) and Form F-3 (No. 333-229323).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2021	TAOPING INC.

	By:	/s/ Jianghuai Lin
Jianghuai Lin
Chief Executive Officer